

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 20, 2016

Steven R. Jones
Chief Financial Officer
PennTex Midstream Partners LP
11931 Wickchester Lane, Suite 300
Houston, TX 77043

  Re: **PennTex Midstream Partners LP**
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    File No. 1-37412

Dear Mr. Jones:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ William H. Thompson

       William H. Thompson
       Accounting Branch Chief
       Office of Consumer Products